UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of April, 2015

Commission File Number: 333-13302

ETABLISSEMENTS DELHAIZE FRÈRES

ET CIE “LE LION” (GROUPE DELHAIZE)

(Exact name of registrant as specified in its charter)*

DELHAIZE BROTHERS AND CO.

“THE LION” (DELHAIZE GROUP)

(Translation of registrant’s name into English)*

SQUARE MARIE CURIE 40

1070 BRUSSELS, BELGIUM

(Address of principal executive offices)

* The registrant’s charter (articles of association) specifies the registrant’s name in French, Dutch and English.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X    Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Interim Financial Reporting First Quarter 2015 Regulated Information April 29, 2015 – 7:00 a.m. CET

DELHAIZE GROUP FIRST QUARTER 2015 RESULTS

  Financial Summary

»	Revenue growth of 2.2% at identical exchange rates
»	Comparable store sales growth of 2.5% in the U.S., -2.8% in Belgium and -0.8% in Southeastern Europe
»	Group underlying operating profit of €173 million
»	Group underlying operating margin of 3.0% (3.8% in the U.S., 1.4% in Belgium and 2.3% in Southeastern Europe)

»  CEO Comments

Frans Muller, President and Chief Executive Officer of Delhaize Group, commented: “In the first quarter, revenues were resilient at Delhaize America with 2.5% comparable store sales growth despite a meaningful reduction in inflation as the quarter progressed. At Food Lion, we are on track with the roll out of our “Easy, Fresh & Affordable” strategic initiative in an additional 160 stores.”

“In Belgium, following the agreement with our social partners on the Transformation Plan on February 23, we are implementing significant changes required to revitalize our business. During the first quarter, our profitability was impacted by investments in prices, promotions and marketing expenses but we saw a gradual improvement in our revenue and market share trends. We expect revenues and profitability to improve in the second half of the year. In Southeastern Europe, while our comparable store sales evolution was slightly negative, the trend improved throughout the region.”

“Our focus for the Group is unchanged: continue to grow sales and improve market share in our core markets, funded by operational efficiencies and continued capital discipline as reflected by S&P’s recent decision to change our Outlook from “Stable” to “Positive”.”

»  Financial Summary

	Q1 2015(1)
€ in millions, except EPS (in €)	Actual Results	At Actual Rates	At Identical Rates

Revenues	5 820	+15.8%	+2.2%
EBITDA	317	+5.1%	-9.5%
Operating profit	144	-10.4%	-25.7%
Operating margin	2.5%	-	-
Underlying operating profit	173	+4.4%	-11.2%
Underlying operating margin	3.0%	-	-
Profit before taxes and discontinued operations	49	-58.0%	-72.5%
Net profit from continuing operations	36	-61.5%	-75.8%
Group share in net profit	28	-64.9%	-79.8%
Basic earnings per share - Group share in net profit	0.27	-65.2%	-79.9%

(1)	The average exchange rate of the U.S. dollar against the euro strengthened by 21.6% in the first quarter of 2015 (€1= $1.1261) compared to the first quarter of 2014.

Delhaize Group – Earnings Release – First Quarter 2015	1 of 20

»  First Quarter 2015 Income Statement

Revenues

In the first quarter of 2015, Delhaize Group’s revenues increased by 15.8% and 2.2% at actual and identical exchange rates, respectively. The latter equals the organic revenue growth.

In the U.S., revenues grew by 3.2% in local currency, supported by comparable store sales growth of 2.5% excluding a 0.5% positive calendar impact mainly due to the timing of Easter. The 2.5% U.S. comparable store sales growth was fueled by positive real growth at both Food Lion and Hannaford, helped by severe winter weather to the same degree as last year. Retail inflation decreased progressively since the beginning of the year and was 1.2% for the quarter. Revenues at Delhaize Belgium decreased by 2.4%, impacted by a comparable store sales evolution of -2.8% excluding a negative calendar impact of 0.1%. Retail inflation in Belgium remained negative at -0.4%. Revenues in Southeastern Europe grew by 5.9% at identical exchange rates, driven by store network expansion, and by a 0.2% positive calendar impact, while comparable store sales evolution was -0.8%.

Gross margin

Gross margin was 24.4% of revenues and was almost flat at identical exchange rates (+27 basis points at actual exchange rates), as a result of higher price investments and promotions in Belgium, offset by improved supplier terms in Southeastern Europe and to some degree in the U.S.

Other operating income

Other operating income was almost in line with last year at €25 million.

Selling, general and administrative expenses

Selling, general and administrative expenses (SG&A) were 21.9% of revenues and increased by 44 basis points at identical exchange rates compared to last year (+56 basis points at actual exchange rates) as a result of sales deleverage and higher advertising expenses in Belgium and higher staff costs in the U.S. resulting from increased benefits.

Other operating expenses

Other operating expenses were €27 million compared to €5 million last year, partly due to a legal provision at Delhaize Belgium recorded in the first quarter of 2015.

Underlying operating profit

Underlying operating profit increased by 4.4% at actual exchange rates and decreased by 11.2% at identical exchange rates. The decrease in underlying operating profit was due to Delhaize Belgium’s lower sales and higher price investments, promotions and advertising costs, as we invest to regain the customers we have lost during the disruptions caused by the uncertainty around the Transformation Plan. Underlying operating profit increased by 2.4% in the U.S. in local currency and increased by 31.6% at identical exchange rates in Southeastern Europe with most of the improvement coming from Serbia. Underlying operating margin was 3.0% of revenues compared to 3.3% in the first quarter of 2014.

EBITDA

EBITDA increased by 5.1% to €317 million (a decrease of 9.5% at identical exchange rates), while underlying EBITDA increased by 11.2% to €339 million (-3.5% at identical exchange rates).

Operating profit

Operating profit decreased from €161 million to €144 million.

Net financial expenses

Net financial expenses stood at €96 million and included a €41 million one-off charge relating to the bond tender transaction which took place in February 2015. At actual exchange rates and excluding the one-off charge, net finance costs were €55 million compared to the €44 million reported in the first quarter last year due to the strengthening of the U.S. dollar partly offset by lower gross debt.

Income tax

In the first quarter of 2015, the effective tax rate (from continued operations) was 28.3% compared to 21.1% in the first quarter of last year. The increase relates primarily to tax leakage on internal dividend distributions.

Net profit from continuing operations

Net profit from continuing operations was €36 million compared to €93 million in last year´s first quarter. This resulted in €0.35 basic earnings per share compared to €0.92 in the first quarter of 2014.

Delhaize Group – Earnings Release – First Quarter 2015	2 of 20

Result from discontinued operations

Result from discontinued operations was a loss of €8 million related to Bottom Dollar Food operations until the closing of the stores in late January. The first quarter of 2014 resulted in a loss of €13 million, primarily due to impairment losses on our Bulgarian operations and Delhaize Bosnia & Herzegovina.

Net profit

Group share in net profit amounted to €28 million compared to €80 million last year. Basic and diluted net profit per share was €0.27 in both cases for 2015, compared to €0.79 and €0.78 last year, respectively.

»  Cash Flow Statement and Balance Sheet

Free cash flow

In the first quarter of 2015, free cash flow was negative and stood at €-93 million, which includes €14 million from the divestiture of Bottom Dollar Food store locations. The decrease compared to the €87 million (including €41 million proceeds on the sale of Sweetbay, Harveys and Reid’s) generated in the first quarter of 2014 is mainly due to timing in accounts payable and salary payments (the latter in the U.S.) and higher tax payments.

Net debt

The net debt to EBITDA ratio was 1.0 at the end of the first quarter compared to 1.1 at the end of the first quarter 2014. Compared to the end of 2014, net debt increased by €235 million to €1.2 billion as a result of the strengthening of the U.S. dollar and negative free cash flow.

Delhaize Group – Earnings Release – First Quarter 2015	3 of 20

» Segment Information (at actual exchange rates)

Q1 2015	Revenues			Underlying Operating Margin (3)		Underlying Operating Profit/(Loss) (3)
(in millions)	Q1 2015	Q1 2014	2015 /2014	Q1 2015	Q1 2014	Q1 2015	Q1 2014	2015 /2014
United States(1)	$4 363	4 228	+3.2%	3.8%	3.8%	165	161	+2.4%
United States(1)	€3 875	3 087	+25.5%	3.8%	3.8%	147	118	+24.6%
Belgium	€1 177	1 207	-2.4%	1.4%	3.1%	16	38	-56.5%
Southeastern Europe(2)	€768	731	+5.0%	2.3%	1.9%	18	14	+30.5%
Corporate	€-	-	N/A	N/A	N/A	(8)	(4)	-127.9%
TOTAL	€5 820	5 025	+15.8%	3.0%	3.3%	173	166	+4.4%
(1)	The segment “United States” includes the banners Food Lion and Hannaford.
(2)	The segment “Southeastern Europe” includes our operations in Greece, Serbia and Romania. Our operations in Indonesia are accounted for under the equity method.
(3)	For a definition of underlying operating profit, please refer to the “Definitions” page of this document. A reconciliation with reported operating profit is provided on page 16.

United States

In the first quarter of 2015, revenues in the U.S. increased by 3.2% to $4.4 billion (€3.9 billion). Comparable store sales increased by 2.5% (excluding a positive calendar impact of 0.5%), and both Food Lion and Hannaford posted positive comparable store sales and real growth. This performance was helped by severe winter weather, in a similar way than last year. Both cost and retail inflation decreased meaningfully as the quarter progressed, partly impacted by the timing of promotions around Easter, driven by price decreases in dairy and produce. Retail inflation stood at 1.2% for the quarter.

Underlying operating profit increased by 2.4% in local currency, while the underlying operating margin remained flat at 3.8%. A slight increase in gross margin was offset by a partially temporary increase in SG&A, relating to increased short-term incentive, pension and healthcare benefits, as well as accelerated depreciation, increased IT expenses and costs related to the snow storms.

Belgium

Revenues in Belgium were €1.2 billion, a decrease of 2.4% compared to the first quarter of 2014, with comparable store sales evolution of -2.8%. While our revenues continued to be impacted by the disruptions which took place during several months until the agreement on the Transformation Plan, signed on February 23, we have seen early improvements in the market share trends towards the end of the quarter. Retail inflation stayed negative at -0.4%, driven by price investments, and continued to negatively impact our revenues.

Underlying operating profit decreased by 56.5% to €16 million as a result of lower revenues, more promotions and price investments, higher advertising expenses and increased depreciation due to more remodelings. Underlying operating margin was 1.4% compared to 3.1% last year.

Southeastern Europe

In the first quarter of 2015, revenues in Southeastern Europe increased by 5.0% to €768 million (+5.9% at identical exchange rates), driven by network expansion. Comparable store sales evolution was -0.8% for the segment, driven by a continued difficult environment in Greece, although the trends have improved compared to previous quarters. In Serbia, the business started to stabilize while Romania continued to successfully focus on store openings.

Underlying operating profit increased by 30.5% to €18 million (+31.6% at identical exchange rates), while the underlying operating margin increased from 1.9% to 2.3%, mainly driven by improvements in Serbia.

Delhaize Group – Earnings Release – First Quarter 2015	4 of 20

»  2015 Outlook

In 2015, our Group continues to be focused on two key strategic initiatives: the further fine-tuning and roll-out of “Easy, Fresh & Affordable” in 160 additional Food Lion stores, and the implementation of the Transformation Plan in Belgium. In Belgium, we expect positive comparable store sales growth in the second half of the year, combined with a gradual improvement in profitability.

We expect Group capital expenditures of approximately €700 million (at identical exchange rates of $1.33). We will continue to be disciplined with respect to operating costs, capital allocation and working capital, and plan to continue generating a healthy level of free cash flow.

»  Conference Call and Webcast

Delhaize Group’s management will comment on the first quarter 2015 results during a conference call starting April 29, 2015 at 09:00 am CET / 03:00 am ET. The conference call can be attended by calling +44 (0)20 3427 1901 (U.K.), +1 646 254 3361 (U.S.) or +32 2 402 3092 (Belgium), with “Delhaize” as password. The conference call will also be broadcast live over the internet at http://www.delhaizegroup.com. An on-demand replay of the webcast will be available after the conference call at http://www.delhaizegroup.com.

»  Delhaize Group

Delhaize Group is a Belgian international food retailer present in seven countries on three continents. On March 31, 2015, Delhaize Group’s sales network consisted of 3 410 stores. In 2014, Delhaize Group recorded €21.4 billion ($28.4 billion) in revenues and €89 million ($118 million) net profit (Group share). At the end of 2014, Delhaize Group employed approximately 150 000 people. Delhaize Group’s stock is listed on NYSE Euronext Brussels (DELB) and the New York Stock Exchange (DEG).

This press release is available in English, French and Dutch. You can also find it on the website http://www.delhaizegroup.com. Questions can be sent to investor@delhaizegroup.com.

» Financial Calendar

— Ordinary Shareholder’s Meeting	May 28, 2015
— Press release – 2015 second quarter results July 30, 2015	July 30, 2015
— Press release – 2015 third quarter results	October 29, 2015

»  Contacts

Investor Relations: + 32 2 412 2151

Media Relations: + 32 2 412 8669

Delhaize Group – Earnings Release – First Quarter 2015	5 of 20

DELHAIZE GROUP CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

»   Condensed Consolidated Balance Sheet (Unaudited)

(in millions of €)	March 31, 2015	December 31, 2014	March 31, 2014
Assets
Non-current assets	8 832	8 172	7 812
Goodwill	3 491	3 147	2 960
Intangible assets	822	763	713
Property, plant and equipment	4 229	4 015	3 882
Investment property	105	84	88
Investments accounted for using the equity method	34	30	26
Financial assets	31	29	29
Derivative instruments	11	9	4
Other non-current assets	109	95	110
Current assets	3 688	3 955	3 642
Inventories	1 503	1 399	1 319
Receivables	606	623	563
Financial assets	242	167	219
Derivative instruments	-	2	41
Other current assets	152	104	117
Cash and cash equivalents	1 181	1 600	1 147
Assets classified as held for sale	4	60	236
Total assets	12 520	12 127	11 454

Liabilities
Total equity	6 032	5 453	5 155
Shareholders’ equity	6 026	5 447	5 150
Non-controlling interests	6	6	5
Non-current liabilities	3 463	3 494	3 335
Long-term debt	1 969	2 201	2 019
Obligations under finance lease	517	475	487
Deferred tax liabilities	363	302	411
Derivative instruments	80	26	6
Provisions	469	432	356
Other non-current liabilities	65	58	56
Current liabilities	3 025	3 180	2 964
Long-term debt - current portion	2	1	223
Obligations under finance lease	76	69	60
Bank overdrafts	20	-	-
Accounts payable	2 009	2 112	1 799
Derivative instruments	-	-	3
Provisions	211	188	82
Other current liabilities	707	770	722
Liabilities associated with assets held for sale	-	40	75
Total liabilities and equity	12 520	12 127	11 454
$ per € exchange rate	1.0759	1.2141	1.3788

Delhaize Group – Earnings Release – First Quarter 2015	6 of 20

»   Condensed Consolidated Income Statement (Unaudited)

(in millions of €)	Q1 2015	Q1 2014
Revenues	5 820	5 025
Cost of sales	(4 400)	(3 813)
Gross profit	1 420	1 212
Gross margin	24.4%	24.1%
Other operating income	25	26
Selling, general and administrative expenses	(1 274)	(1 072)
Other operating expenses	(27)	(5)
Operating profit	144	161
Operating margin	2.5%	3.2%
Finance costs	(94)	(46)
Income from investments	(2)	2
Share of results of joint venture equity accounted	1	1
Profit before taxes and discontinued operations	49	118
Income tax expense	(13)	(25)
Net profit from continuing operations	36	93
Result from discontinued operations, net of tax	(8)	(13)
Net profit	28	80
Net profit attributable to non-controlling interests	-	-
Net profit attributable to equity holders of the Group - Group share in net profit	28	80
(in €, except number of shares)
Group share in net profit from continuing operations:
Basic earnings per share	0.35	0.92
Diluted earnings per share	0.35	0.91
Group share in net profit:
Basic earnings per share	0.27	0.79
Diluted earnings per share	0.27	0.78
Weighted average number of shares outstanding:
Basic	101 944 135	101 249 489
Diluted	103 046 896	101 725 647
Shares issued at the end of the period	103 514 900	102 449 570
Shares outstanding at the end of the period	102 633 826	101 254 130
Average $ per € exchange rate	1.1261	1.3696

Delhaize Group – Earnings Release – First Quarter 2015	7 of 20

»   Condensed Consolidated Statement of Comprehensive Income (Unaudited)

(in millions of €)	Q1 2015	Q1 2014
Net profit of the period	28	80
Total items that will not be reclassified to profit or loss	-	-
Items that are or may be reclassified subsequently to profit or loss
Unrealized gain (loss) on financial assets available for sale	2	1
Reclassification adjustment to net profit	-	-
Tax (expense) benefit	-	-
Unrealized gain (loss) on financial assets available for sale, net of tax	2	1
Exchange gain (loss) on translation of foreign operations	484	(1)
Reclassification adjustment to net profit	-	-
Exchange gain (loss) on translation of foreign operations	484	(1)
Total items that are or may be reclassified subsequently to profit or loss	486	-
Other comprehensive income	486	-
Attributable to non-controlling interests	-	-
Attributable to equity holders of the Group	486	-
Total comprehensive income for the period	514	80
Attributable to non-controlling interests	-	-
Attributable to equity holders of the Group	514	80

Delhaize Group – Earnings Release – First Quarter 2015	8 of 20

»   Condensed Consolidated Statement of Changes in Equity (Unaudited)

(in millions of €, except number of shares)	Shareholders’ Equity	Non-controlling Interests	Total Equity
Balances at January 1, 2015	5 447	6	5 453
Other comprehensive income	486	-	486
Net profit	28	-	28
Total comprehensive income for the period	514	-	514
Capital increase	44	-	44
Treasury shares purchased	(21)	-	(21)
Treasury shares sold upon exercise of employee stock options	32	-	32
Excess tax benefit on employee stock options and restricted stock units	5	-	5
Share-based compensation expense	5	-	5
Balances at March 31, 2015	6 026	6	6 032
Shares issued	103 514 900
Treasury shares	881 074
Shares outstanding	102 633 826

(in millions of €, except number of shares)	Shareholders’ Equity	Non-controlling Interests	Total Equity
Balances at January 1, 2014	5 068	5	5 073
Other comprehensive income	-	-	-
Net profit	80	-	80
Total comprehensive income for the period	80	-	80
Share-based compensation expense	2	-	2
Balances at March 31, 2014	5 150	5	5 155
Shares issued	102 449 570
Treasury shares	1 195 440
Shares outstanding	101 254 130

Delhaize Group – Earnings Release – First Quarter 2015	9 of 20

»   Condensed Consolidated Statement of Cash Flows (Unaudited)

(in millions of €)	Q1 2015	Q1 2014
Operating activities
Net profit	28	80
Adjustments for:
Share of results of joint venture equity accounted	(1)	(1)
Depreciation and amortization	166	144
Impairment	7	16
Income taxes, finance costs and income from investments	107	72
Other non-cash items	8	3
Changes in operating assets and liabilities	(265)	(154)
Interest paid	(34)	(32)
Interest received	3	3
Income taxes paid	(44)	(10)
Net cash provided by (used in) operating activities	(25)	121
Investing activities
Business acquisitions, net of cash and cash equivalents acquired	(2)	(4)
Business disposals, net of cash and cash equivalents disposed	14	41
Purchase of tangible and intangible assets (capital expenditures)	(85)	(79)
Sale of tangible and intangible assets	5	7
Sale and maturity of (investment in) term deposits, net	(24)	(68)
Other investing activities	(26)	1
Net cash used in investing activities	(118)	(102)
Financing activities
Proceeds from the exercise of share warrants and stock options	76	-
Treasury shares purchased	(21)	-
Repayments of long-term loans, net of direct financing costs	(452)	(12)
Settlement of derivative instruments	4	(1)
Net cash used in financing activities	(393)	(13)
Effect of foreign currency translation	97	(1)
Net increase (decrease) in cash and cash equivalents	(439)	5
Cash and cash equivalents at beginning of period	1 600	1 147
Cash and cash equivalents at end of period	1 161 (1)	1 152

(1)	Includes €20 million bank overdrafts

Delhaize Group – Earnings Release – First Quarter 2015	10 of 20

» Selected Explanatory Notes

General information

Delhaize Group is a Belgian international food retailer with operations in seven countries on three continents. The Company’s stock is listed on NYSE Euronext Brussels (DELB) and the New York Stock Exchange (DEG).

The condensed interim financial statements of the Group for the three months ended March 31, 2015 were authorized for issue by the Board of Directors on April 28, 2015.

This interim report only provides an explanation of events and transactions that are significant to an understanding of the changes in financial position and reporting since the last annual reporting period, and should therefore be read in conjunction with the consolidated financial statements for the financial year ended on December 31, 2014.

Basis of presentation and accounting policies

These condensed interim financial statements have been prepared in accordance with International Accounting Standard (IAS) 34 Interim Financial Reporting, as issued by the International Accounting Standards Board (IASB), and as adopted by the European Union (EU).

The condensed interim financial statements are presented in millions of euros, the Group’s presentation currency, except where stated otherwise.

The accounting policies applied in this report are consistent with those of the previous financial year except for the following new, amended or revised IFRS standards and IFRIC interpretations that have been adopted as of January 1, 2015:

—	Amendments to IAS 19 Defined Benefit Plans: Employee Contributions;
—	Annual Improvements 2010-2012 Cycle and 2011-2013 Cycle.

The adoption of these new, amended or revised pronouncements did not have a significant impact on the condensed financial statements of the Group.

Delhaize Group did not early adopt any new IASB pronouncements that were issued but not yet effective at the balance sheet date.

Segment reporting

Segment information, including a reconciliation from operating profit to underlying operating profit, required by IAS 34, can be found on pages 16 and 17 of this press release and forms an integral part of this report.

Business combinations

During 2015, Delhaize Group made in Southeastern Europe final payments relating to prior year business acquisitions and signed one new agreement that was accounted for as a business combination. The total consideration transferred during the first quarter for these transactions was €2 million and did not result in an increase of goodwill.

Divestitures and discontinued operations

Disposal of Bottom Dollar Food

In 2014, Delhaize Group signed an agreement with ALDI Inc. to sell its 66 Bottom Dollar Food locations (“Bottom Dollar Food”). The transaction was completed in the first quarter of 2015, for a total sales price of $15 million (€14 million) in cash resulting in an insignificant settlement loss.

Assets and liabilities relating to these operations (being part of the “United States” segment) were classified as a disposal group held for sale in 2014 and the relevant profit or loss after tax classified as “Result from discontinued operations”, with comparative information being re-presented. In 2014, the 66 stores generated revenues of approximately $0.5 billion.

In addition, equipment relating to these stores (carrying amount of €2 million), also classified as held for sale in 2014, was sold to third parties in the first quarter of 2015.

Delhaize Group – Earnings Release – First Quarter 2015	11 of 20

Discontinued operations

The overall “Result from discontinued operations” and corresponding net cash flows of the entities classified as discontinued operations are summarized as follows:

(in millions of €, except per share information)	Q1 2015	Q1 2014 (1)
Revenues	8	446
Cost of sales	(10)	(340)
Other operating income	-	1
Selling, general and administrative expenses	(9)	(101)
Other operating expenses	-	(1)
Net financial costs	(1)	(5)

Result before tax	(12)	-
Income taxes	4	1

Result of discontinued operations (net of tax)	(8)	1
Pre-tax loss recognized on re-measurement of assets of disposal groups	-	(14)
Income taxes	-	-

Result from discontinued operations (net of tax), fully attributable to equity holders of the Group	(8)	(13)
Basic earnings per share from discontinued operations	(0.08)	(0.13)
Diluted earnings per share from discontinued operations	(0.07)	(0.13)

Operating cash flows	(2)	(5)
Investing cash flows	2	(3)
Financing cash flows	-	1

Total cash flows	-	(7)
(1)	Besides Bottom Dollar Food results, also includes the result of the U.S. banners Sweetbay, Harveys and Reid’s, the Bulgarian operations and Delhaize Bosnia & Herzegovina which were sold in 2014.

In the first quarter of 2014, the Group recognized a total impairment loss of €14 million to write down the carrying value of its Bulgarian operations and Delhaize Bosnia & Herzegovina to their estimated fair value less cost to sell.

»   Balance Sheet and Cash Flow Statement

Capital expenditures

During the first quarter of 2015, Delhaize Group incurred capital expenditures of €85 million, consisting of €73 million in property, plant and equipment and €12 million in intangible assets.

In addition, the Group added property under finance leases in the first quarter of 2015 for a total amount of €8 million. The carrying amount of tangible and intangible assets that were sold or disposed in 2015 was €3 million.

Equity

In the first quarter of 2015, Delhaize Group issued 695 847 new shares, purchased 312 052 treasury shares and used 546 072 treasury shares to satisfy the exercise of stock options that were granted as part of the share-based incentive plans. At March 31, 2015, the Group owned 881 074 treasury shares.

During 2015, the Group sold euro denominated call options on its own shares that it acquired to partially hedge the potential exposure (for the grant years 2008 and 2009) arising from the possible future exercise of stock options granted to employees of non-U.S. operating companies for €4 million. At the same time, the Group acquired new euro denominated call options (for the grant years 2007, 2010 and 2011) for an identical amount. These call options met the requirements of IFRS to qualify as equity instruments and are recognized in share premium at their initial transaction cost.

Delhaize Group – Earnings Release – First Quarter 2015	12 of 20

Dividends

The gross dividend payment of €1.60 per share, proposed by the Board of Directors in the 2014 financial statements is subject to shareholder’s approval at the Ordinary Shareholders’ Meeting of May 28, 2015 and will be paid thereafter.

Financial instruments

Repayment of long-term debts

During the first quarter of 2015, Delhaize Group completed a tender offer for cash and purchased (i) $278 million of the 6.50% bonds due 2017 at a price of 111.66% and (ii) $170 million of the 4.125% senior notes due 2019 at a price of 107.07%. This resulted in a one-time charge to profit and loss of €41 million.

Derivative financial instruments and hedging

As a result of the above mentioned partial repurchases, Delhaize Group entered into the following transactions:

—

Unwinding of an amount of $170 million interest rate swaps relating to the 4.125% senior notes due 2019 that were entirely hedged by interest rate swaps for fair value hedge purposes. The unwinding resulted in a cash inflow of €2 million with insignificant impact on profit and loss.

—

New counter cross-currency interest rate swaps (“CCIRS”), exchanging the principal and interests on the repurchased amounts of the 6.50% bonds due 2017, to offset foreign currency exposure arising from a $450 million intragroup loan.

In the first quarter of 2015, Delhaize Group entered into interest rate swaps to hedge $72 million of its exposure to changes in the fair value of the remaining $172 million bonds due 2017 due to variability in market interest rates (“hedged risk”). The maturity date of the interest rate swap arrangements (“hedging instrument”) match those of the underlying debt (“hedged item”). The Group designated and documented these transactions as fair value hedges.

A foreign exchange forward contract to purchase $12 million in exchange for €9 million matured during the quarter and resulted in a cash inflow of €2 million, with insignificant impact on profit and loss.

Financial instruments measured at fair value by fair value hierarchy:

March 31, 2015
(in millions of €)	Quoted prices in active markets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
Financial Assets
Non-Current
Financial assets – measured at fair value	9	-	-	9
Derivative instruments	-	11	-	11
Current
Financial assets – measured at fair value	171	-	-	171

Total financial assets measured at fair value	180	11	-	191
Financial assets measured at amortized cost				1 880

Total financial assets				2 071

Financial Liabilities
Non-Current
Derivative instruments	-	80	-	80

Total financial liabilities measured at fair value	-	80	-	80
Financial liabilities being part of a fair value hedge relationship				419
Financial liabilities measured at amortized cost				4 174

Total financial liabilities				4 673

Delhaize Group – Earnings Release – First Quarter 2015	13 of 20

During the period there was no transfer between fair value hierarchy levels and there were no changes in the valuation techniques and inputs applied.

Fair value of financial instruments not measured at fair value:

(in millions of €)	Carrying amount	Fair value
Financial liabilities being part of a fair value hedge relationship	419	464
Financial liabilities at amortized cost	1 552	2 026

Total long-term debt	1 971	2 490

The fair value of the receivables, other financial assets, cash and cash equivalents and accounts payable, all measured at amortized cost, approximate their carrying amounts.

Provisions

In the second quarter of 2014, Delhaize Group announced its intention to implement significant changes to its Belgium operations (the Transformation Plan). The announcement fell under the so-called “Law Renault”, which requires that an employer that intends to implement a collective dismissal must first inform and consult its employees or their representatives before taking any decision on the collective dismissal. The consultation process is followed by negotiation and implementation phases. End 2014, the Group reached a protocol agreement with the blue collar work force and signed a preliminary agreement for its white collars, which was finalized at the beginning of 2015. In 2014, Delhaize Group recognized a provision of €137 million, representing management’s best estimate of the expected costs in connection with the agreed upon voluntary early retirement and voluntary departure of approximately 1 800 employees. The Group is currently in the implementation phase. During a first wave which ended on March 31, 2015, approximately 1 500 employees applied. A second wave will occur during the second half of 2015. The provision of €137 million still represents management’s best estimate.

In 2007, representatives of the Belgian Competition Authority visited Delhaize Belgium’s procurement department in Zellik, Belgium, and requested the provision of certain documents. This visit was part of a national investigation affecting several companies active in Belgium in the supply and retail sale of health and beauty products and other household goods. In 2012, the Auditor to the Belgian Competition Authority issued its investigation report. The investigation involves 11 suppliers and 7 retailers, including Delhaize Belgium, alleging coordination of price increases for certain health and beauty products sold in Belgium from 2002 to 2007. In 2013, Delhaize Belgium and other retailers lodged an appeal against the decision of the Auditor to utilize certain documents seized during the visits to Zellik and other companies’ facilities. The decision of the Court of Appeal of Brussels is pending. A decision on the merits of the matter by the Authority would likely not occur before the end of 2015, and, under current Belgian legislation, the parties have the right to appeal an adverse decision of the Authority in court. Based on the current facts and circumstances, a provision has been recognized in the first quarter of 2015. The information required by IAS 37 is not disclosed on the grounds that it can be expected to prejudice seriously the outcome of the further process.

»   Income Statement

Other operating income

(in millions of €)	Q1 2015	Q1 2014
Rental income	14	13
Income from waste recycling activities	5	5
Services rendered to wholesale customers	1	2
Gain on sale of property, plant and equipment	1	2
Other	4	4
Total	25	26

Delhaize Group – Earnings Release – First Quarter 2015	14 of 20

Other operating expenses

(in millions of €)	Q1 2015	Q1 2014
Store closing expenses	(2)	(1)
Impairment	(7)	(2)
Loss on sale of property, plant and equipment	(2)	(2)
Other	(16)	-
Total	(27)	(5)

Income taxes

During the first quarter of 2015, the effective tax rate (on continued operations) was 28.3%, compared to previous year’s first quarter rate of 21.1%. The increase is primarily the result of tax leakage in internal dividend distributions.

»   Contingencies, Commitments and Guarantees

Following the closing of Delhaize Group’s agreed sale of Sweetbay, Harveys and Reid’s and Bottom Dollar Food, the Group will continue to provide guarantees for a number of existing operating or finance lease contracts, which extend through 2037. In the event of a future default of the buyer, Delhaize Group will be obligated to pay rent and otherwise perform the guaranteed leases. The future minimum lease payments over the non-cancellable lease term of the guaranteed leases, excluding other direct costs such as common area maintenance expenses and real estate taxes, amount to $430 million (€400 million) as of March 31, 2015. Currently, the Group does not expect to be required to pay any amounts under these guarantees.

Except for changes mentioned in these interim financial statements, other contingencies are materially unchanged from those described in Note 34 on pages 151 and 152 of the 2014 Annual Report.

»   Subsequent Events

No significant events occurred after balance sheet date.

Delhaize Group – Earnings Release – First Quarter 2015	15 of 20

OTHER FINANCIAL AND OPERATING INFORMATION (UNAUDITED)

»   Use of non-GAAP (Generally Accepted Accounting Principles) Financial Measures

Delhaize Group uses certain non-GAAP measures in its financial communication. Delhaize Group does not consider these measures as alternative measures to net profit or other financial measures determined in accordance with IFRS. These measures as reported by Delhaize Group may differ from similarly titled measures used by other companies. We believe that these measures are important indicators of our business performance and are widely used by investors, analysts and other interested parties. In the press release, the non-GAAP measures are reconciled to financial measures prepared in accordance with IFRS.

»   Number of Stores

	End of 2014	Change Q1 2015		End of Q1 2015
United States	1 361	-67	(1)	1 294
Belgium & Luxembourg	880	-2		878
Greece	308	+8		316
Romania	410	+1		411
Serbia	387	+1		388
Indonesia	122	+1		123
Total	3 468	-58		3 410
(1)	Evolution mainly explained by the 66 Bottom Dollar Food stores which were sold to ALDI Inc. in the first quarter of 2015.

»   Organic Revenue Growth Reconciliation

(in millions of €)	Q1 2015	Q1 2014	% Change
Revenues	5 820	5 025	+15.8%
Effect of exchange rates	(683)
Revenues at identical exchange rates	5 137	5 025	+2.2%
Organic revenue growth	5 137	5 025	+2.2%

»   Underlying operating profit

Delhaize Group believes “underlying operating profit” is a measure that, for external users of the financial statements, offers a more detailed view than “operating profit” of the operating performance of the period for the Group as it adjusts for a number of elements that management considers as non-representative of underlying operating performance.

	Q1 2015
(in millions)	United States	United States	Belgium	SEE	Corporate	TOTAL
	$	€	€	€	€	€
Operating Profit (as reported)	156	138	(4)	18	(8)	144
Add/(substract):
Store closing expenses (reversals)	2	2	-	-	-	2
Reorganization expenses (reversals)	3	3	-	-	-	3
Fixed assets impairment charges (reversals)	3	3	4	-	-	7
(Gains)/losses on disposal of fixed assets	1	1	-	-	-	1
Other	-	-	16	-	-	16
Underlying Operating Profit	165	147	16	18	(8)	173

Delhaize Group – Earnings Release – First Quarter 2015	16 of 20

	Q1 2014
(in millions)	United States	United States	Belgium	SEE	Corporate	TOTAL
	$	€	€	€	€	€
Operating Profit (as reported)	157	114	38	14	(5)	161
Add/(substract):
Store closing expenses (reversals)	1	1	-	-	-	1
Fixed assets impairment charges (reversals)	2	2	-	-	-	2
(Gains)/losses on disposal of fixed assets	1	1	(1)	-	-	-
Other	-	-	1	-	1	2
Underlying Operating Profit	161	118	38	14	(4)	166

»   EBITDA Reconciliation

(in millions of €)	Q1 2015	Q1 2014
Operating profit	144	161
Depreciation and amortization	166	139
Impairment	7	2
EBITDA	317	302

(in millions of €)	Q1 2015	Q1 2014
Underlying operating profit	173	166
Depreciation and amortization	166	139
Underlying EBITDA	339	305

»   Free Cash Flow Reconciliation

(in millions of €)	Q1 2015	Q1 2014
Net cash provided (used in) by operating activities	(25)	121
Net cash used in investing activities	(118)	(102)
Net investment in debt securities, term deposits and derivative related collaterals	50	68
Free cash flow	(93)	87

Delhaize Group – Earnings Release – First Quarter 2015	17 of 20

»   Net Debt Reconciliation

(in millions of €, except net debt ratios)	March 31, 2015	December 31, 2014	March 31, 2014
Non-current financial liabilities	2 486	2 676	2 506
Current financial liabilities	98	70	283
Derivative liabilities	80	26	9
Derivative assets	(11)	(11)	(45)
Investment in securities - non-current	(9)	(8)	(8)
Investment in securities - current	(171)	(149)	(127)
Term deposits - current	(33)	(7)	(80)
Collaterals on derivative instruments	(27)	-	-
Cash and cash equivalents	(1 181)	(1 600)	(1 147)
Net debt	1 232	997	1 391
Net debt to equity ratio	20.4%	18.3%	27.0%

EBITDA (last 12 months)	1 181	1 166	1 293
Net debt to EBITDA ratio	104.3%	85.4%	107.6%

»   Identical Exchange Rates Reconciliation

(in millions of €, except per share amounts)	Q1 2015			Q1 2014	2015/2014
	At Actual Rates	Impact of Exchange Rates	At Identical Rates	At Actual Rates	At Actual Rates	At Identical Rates
Revenues	5 820	(683)	5 137	5 025	+15.8%	+2.2%
Operating profit	144	(24)	120	161	-10.4%	-25.7%
Net profit from continuing operations	36	(14)	22	93	-61.5%	-75.8%
Basic EPS from continuing operations	0.35	(0.13)	0.22	0.92	-61.9%	-76.0%
Group share in net profit	28	(12)	16	80	-64.9%	-79.8%
Basic EPS from Group share in net profit	0.27	(0.11)	0.16	0.79	-65.2%	-79.9%
Free cash flow	(93)	(24)	(117)	87	N/A	N/A
(in millions of €)	March 31, 2015			December 31, 2014	Change
Net debt	1 232	8	1 240	997	+23.7%	+24.5%

CERTIFICATION OF RESPONSIBLE PERSONS

The undersigned Frans Muller, President and Chief Executive Officer of Delhaize Group, and Pierre Bouchut, Chief Financial Officer of Delhaize Group, confirm that to the best of their knowledge:

a) these interim condensed consolidated financial statements for the three-month period ending March 31, 2015 are prepared in accordance with IFRS (International Financial Reporting Standards) and give, in all material respects, a true and fair view of the consolidated financial position and consolidated results of Delhaize Group;

b) the interim financial report gives, in all material respects, a true and fair view of all important events and significant transactions with related parties that have occurred in the first three months of the financial year 2015 and their effects on the summary financial statements, as well as an overview of the most significant risks and uncertainties with which we are confronted.

Brussels, April 28, 2015

Frans Muller	Pierre Bouchut
President and CEO	Executive Vice President and CFO

Delhaize Group – Earnings Release – First Quarter 2015	18 of 20

REPORT OF THE STATUTORY AUDITOR

We have reviewed the consolidated interim financial information of Delhaize Brothers and Co “The Lion” (Delhaize Group) SA (“the company”) and its subsidiaries (jointly “the group”), prepared in accordance with International Financial Reporting Standard IAS 34 – Interim Financial Reporting as adopted by the European Union.

The consolidated condensed statement of financial position shows total assets of €12.520 million and the consolidated condensed income statement shows a consolidated profit (group share) for the year then ended of €28 million.

The board of directors of the company is responsible for the preparation and fair presentation of the consolidated interim financial information in accordance with IAS 34 – Interim Financial Reporting as adopted by the European Union. Our responsibility is to express a conclusion on this consolidated interim financial information based on our review.

We conducted our review of the consolidated interim financial information in accordance with International Standard on Review Engagements (ISRE) 2410 – Review of interim financial information performed by the independent auditor of the entity. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit performed in accordance with the International Standards on Auditing (ISA) and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion on the consolidated interim financial information.

Based on our review, nothing has come to our attention that causes us to believe that the consolidated interim financial information of Delhaize Brothers and Co “The Lion” (Delhaize Group) SA for the three-month period ended 31 March 2015 has not been prepared, in all material respects, in accordance with IAS 34 – Interim Financial Reporting as adopted by the European Union.

RISKS

In accordance with the Belgian Royal Decree of November 14, 2007, Delhaize Group states that the other fundamental risks confronting the Company are unchanged from those described on the pages 64 through 69 of the 2014 Annual Report. To the best of our knowledge as of April 28, 2015, there are no other fundamental risks confronting the Company and influencing the remaining months of the financial year 2015. On a regular basis, the Board of Directors and Company management evaluate the business risks that confront Delhaize Group.

DEFINITIONS

—

American Depositary Share (ADS): An American Depositary Share represents ownership in the common share of a non-U.S. corporation. The underlying common shares are held by a U.S. bank, as depositary agent. The holder of an ADS benefits from dividend and voting rights pertaining to the underlying common share through the bank that issued the ADS. Four Delhaize ADSs represent one share of Delhaize Group common stock and are traded on the New York Stock Exchange.

—

Basic earnings per share: profit or loss attributable to ordinary equity holders of the parent entity divided by the weighted average number of ordinary shares outstanding during the period. Basic earnings per share are calculated on profit from continuing operations less non-controlling interests attributable to continuing operations, and on the group share in net profit.

—	Comparable store sales: sales from the same stores, including relocations and expansions, and adjusted for calendar effects.
—

Diluted earnings per share: is calculated by adjusting the profit or loss attributable to ordinary equity shareholders and the weighted average number of shares outstanding for the effects of all dilutive potential ordinary shares, including those related to convertible instruments, options or warrants or shares issued upon the satisfaction of specified conditions.

—	EBITDA: operating profit plus depreciation, amortization and impairment.
—	Free cash flow: cash flow before financing activities, investment in/sale and maturity of debt securities, term deposits and derivative related collaterals.
—

Net debt: non-current financial liabilities, plus current financial liabilities and derivatives liabilities, minus derivative assets, investments in securities, term deposits, derivative related collaterals, and cash and cash equivalents.

—	Net financial expenses: finance costs less income from investments.

Delhaize Group – Earnings Release – First Quarter 2015	19 of 20

—	Organic revenue growth: sales growth, excluding sales from acquisitions and divestitures, at identical currency exchange rates.
—	Outstanding shares: the number of shares issued by the Company, excluding treasury shares.
—	Underlying EBITDA: Underlying operating profit plus depreciation and amortization less any depreciation or amortization that has been excluded from underlying operating profit.
—

Underlying operating profit: operating profit excluding fixed assets impairment charges, reorganization charges, store closing expenses, gains/losses on disposal of fixed assets and businesses and other items that management considers as not being representative of the Group’s operating performance of the period.

—

Weighted average number of shares: number of shares outstanding at the beginning of the period less treasury shares, adjusted by the number of shares cancelled, repurchased or issued during the period multiplied by a time-weighting factor.

—	Working capital: inventories plus receivables and other current assets, minus accounts payable and other current liabilities.

CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS

Statements that are included or incorporated by reference in this press release and other written and oral statements made from time to time by Delhaize Group and its representatives, other than statements of historical fact, which address activities, events and developments that Delhaize Group expects or anticipates will or may occur in the future, including, without limitation, the further fine-tuning and roll-out of Easy, Fresh & Affordable in 160 additional Food Lion stores, the implementation of the Transformation Plan in Belgium, expected positive comparable store sales growth in the second half of the year in Belgium, expected gradual improvement in profitability in Belgium, expected costs savings, the closing, conversion and opening of stores, the expected effect of the portfolio optimization, anticipated revenue and net profit growth, anticipated free cash flow generation, strategic options, future strategies and the anticipated benefits of these strategies and (underlying) operating profit guidance, are “forward-looking statements” within the meaning of the U.S. federal securities laws that are subject to risks and uncertainties. These forward-looking statements generally can be identified as statements that include phrases such as “guidance,” “outlook,” “projected,” “believe,” “target,” “predict,” “estimate,” “forecast,” “strategy,” “may,” “goal,” “expect,” “anticipate,” “intend,” “plan,” “foresee,” “likely,” “will,” “should” or other similar words or phrases. Although such statements are based on current information, actual outcomes and results may differ materially from those projected depending upon a variety of factors, including, but not limited to, changes in the general economy or the markets of Delhaize Group, in strategy, in consumer spending, in inflation or currency exchange rates or in legislation or regulation; competitive factors; adverse determination with respect to claims; inability to timely develop, remodel, integrate, open, convert or close stores; and supply or quality control problems with vendors. Additional risks and uncertainties that could cause actual results to differ materially from those stated or implied by such forward-looking statements are described in Delhaize Group’s most recent Annual Report on Form 20-F and other filings made by Delhaize Group with the U.S. Securities and Exchange Commission, which risk factors are incorporated herein by reference. Delhaize Group disclaims any obligation to update developments of these risk factors or to announce publicly any revision to any of the forward-looking statements contained in this release, including guidance with respect to underlying operating profit, SG&A, net finance costs, capital expenditures, store openings and free cash flow, or to make corrections to reflect future events or developments.

Delhaize Group – Earnings Release – First Quarter 2015	20 of 20

Q1 2015 results

April 29, 2015

Forward looking statements

This presentation includes forward-looking statements within the meaning of the U.S. federal securities laws that are subject to risks and uncertainties. Forward-looking statements describe further expectations, plans, options, results or strategies. Actual outcomes and results may differ materially from those projected depending upon a variety of factors, including but not limited to changes in the general economy or the markets of Delhaize Group, in consumer spending, in inflation or currency exchange rates or in legislation or regulation; competitive factors; adverse determination with respect to claims; inability to timely develop, remodel, integrate or convert stores; and supply or quality control problems with vendors. Additional risks and uncertainties that could cause actual results to differ materially from those stated or implied by such forward-looking statements are described in our most recent annual report or Form 20-F and other filings with the Securities and Exchange Commission. Delhaize Group disclaims any obligation to update or revise the information contained in this presentation.

2

Principles	Promises
• Put customers first • Learn to grow • Lead locally • Drive profitable growth today & beyond	• **Customers** trust us to provide a great local shopping experience, in stores and on-line • **Associates** trust us to be a rewarding employer • **Communities** trust us to be responsible neighbors • **Shareholders** trust us for value creation

DELHAIZE GROUP
3

Our principles are designed to keep us a customer centric organisation

Principles Promises

•	Customers trust us to provide a great local
•	Put customers first shopping experience, in stores and on-line
•	Learn to grow Associates trust us to be a rewarding employer
•	Lead locally
•	Communities trust us to be responsible
•	Drive profitable growth neighbors today & beyond
•	Shareholders trust us for value creation

We want to operate our customers’ preferred local supermarkets and work together to support that ambition

3

Highlights – Q1 2015

•	Positive comparable store sales growth and real growth at both Food Lion and Hannaford US Continued finetuning of the 76 Easy, Fresh & Affordable stores
•	Significantly lower retail inflation
•	Market share declined by 87 bps although trend gradually improving Belgium On track with execution of Transformation Plan
•	Revenue growth and profitability expected to improve in H2
•	Continued market share gains in all 3 countries
•	Improving revenue trends in both Serbia and Greece SEE Good margin control
4

Financial results – Q1 2015

Q1 % Growth

(€ in Millions)

2014 2015 Actual Rates Identical Rates

Revenues 5,025 5,820 15.8% 2.2%

Gross Margin 24.1% 24.4% 27 bps 3 bps

SG&A as % of revenues 21.3% 21.9% 56 bps 44 bps

Underlying Operating Profit / 166 173 4.4% (11.2%)

Margin 3.3% 3.0% (33 bps) (43 bps)

Net finance costs 44 96 116.1% 99.0%

Income tax expenses 25 13 (44.7%) (60.4%)

Group share in Net Profit 80 28 (64.9%) (79.8%)

Operating Free Cash Flow 46 (107) N/A N/A

5

EBITDA

(€ in Millions)		Q1 EBITDA	Q1 Underlying EBITDA
At Identical Rates	Q1 2014	302	305
	Q1 2015	273	294
	Change	-9.5%	-3.5%
At Actual Rates	Q1 2014	302	305
	Q1 2015	317	339
	Change	+5.1%	+11.2%

DELHAIZE GROUP
6

EBITDA

(€ in Millions) Q1 EBITDA Q1 Underlying EBITDA

At Q1 2014 302 305

Identical -9.5% -3.5%

Rates Q1 2015 273 294

Q1 2014 302 305

At Actual +5.1% +11.2%

Rates Q1 2015 317 339

6

Delhaize U.S.
Q1 2015
+2.5%
+0.5%
+0.2%
+3.2%
CSS
Calendar Impact
Expansion
Organic revenue growth

DELHAIZE GROUP
7

Delhaize U.S. – comparable store sales growth and revenue growth

Delhaize U.S.

+0.2%

+0.5%

Q1 2015

+3.2%

+2.5%

CSS Calendar Impact Expansion Organic revenue growth

7

Delhaize U.S. – underlying operating margin

Delhaize U.S. Underlying Operating Margin

Q1 2014 3.8%

- Q1 margin impacted by:

•	(-) Increased benefits
•	(-) Higher shrink
•	(-) IT expenses, Easy, Fresh &

Affordable one-off costs and snow storm

Q1 2015 3.8%

related expenses

•	(+) Good sales momentum at both banners
8

Delhaize Belgium – comparable store sales growth and revenue growth

Delhaize Belgium
Q1 2015
-2.8%
-0.1%
+0.5%
-2.4%
CSS
Calendar Impact
Expansion
Organic revenue growth

DELHAIZE GROUP
9

Delhaize Belgium – comparable store sales growth and revenue growth

Delhaize Belgium

Q1 2015 -2.4%

-2.8%

+0.5% -0.1%

CSS Calendar Impact Expansion Organic revenue growth

9

Delhaize Belgium – underlying operating margin

Delhaize Belgium Underlying Operating Margin

Q1 2014 3.1%

- Q1 margin impacted by:

•	(-) Price investments, promotions and deflation
•	(-) Higher advertising expenses
•	(-) Higher supply chain costs Q1 2015 1.4% (-) Accelerated depreciation due to increased remodelings

10

Southeastern Europe – comparable store sales growth and revenue growth

Southeastern Europe
Q1 2015
-0.8%
+0.2%
+6.5%
+5.9%
CSS
Calendar Impact
Expansion
Organic revenue growth

DELHAIZE GROUP
11

Southeastern Europe – comparable store sales growth and revenue growth

Southeastern Europe

Q1 2015

+5.9%

+6.5%

-0.8%

+0.2%

CSS Calendar Impact Expansion Organic revenue growth

11

Southeastern Europe – underlying operating margin

Southeastern Europe Underlying Operating Margin

Q1 2014 1.9%

- Q1 margin impacted by:

•	(+) Improvements in Serbia
•	(+) Higher gross margin resulting from improved procurement terms

Q1 2015 2.3%

12

Free Cash Flow generation

(€ in Millions)

Free Cash Flow evolution
307
169
75
85
85
-107
14
-93
EBITDA
Changes in core working capital
Net payment of interest and taxes
Cash capex
Other
Operating FCF
Bottom Dollar divestiture
FCF

DELHAIZE GROUP

13

Free Cash Flow generation

(€ in Millions)

Operating Free Cash Free Cash Flow evolution Flow

307

169

75

46

85

85

14

-93 -107 -107

EBITDA Changes Net Cash Other Operating Bottom FCF Q1 2014 Q1 2015 in core payment capex FCF Dollar working of divestiture capital interest and taxes

13

Delhaize Group strategic priorities

Delhaize America	• Continue fine-tuning the first 76 Easy, Fresh & Affordable stores and prepare for remodeling of approximately 160 additional stores in H2 2015 at Food Lion • Further implement banner-wide initiatives at Food Lion • Hannaford: leverage strength in Fresh and customer service • Reinforce competitive pricing at both banners
Delhaize Belgium	• Started implementation of Transformation Plan • Preparing for New Store Organisation • Affiliation of 9 stores • Increased remodelings
Southeas -tern Europe	• Pursue market share expansion in all 3 countries • Network expansion in Greece and Romania • Increase remodelings in Serbia

DELHAIZE GROUP
14

Delhaize Group strategic priorities

•	Continue fine-tuning the first 76 Easy, Fresh & Affordable stores and prepare for remodeling of approximately 160 additional stores in H2 2015 at Food Lion

Delhaize

•	Further implement banner-wide initiatives at Food Lion

America

•	Hannaford: leverage strength in Fresh and customer service
•	Reinforce competitive pricing at both banners
•	Started implementation of Transformation Plan Delhaize Preparing for New Store Organisation Belgium Affiliation of 9 stores
•	Increased remodelings

Southeas • Pursue market share expansion in all 3 countries -tern • Network expansion in Greece and Romania Europe • Increase remodelings in Serbia

14

2015 outlook

•	Two important strategic initiatives underway
•	Food Lion « Easy, Fresh and Affordable » strategy
•	Transformation Plan in Belgium

•	U.S.
•	Focused on maintaining sales momentum and profitability at both Food Lion and Hannaford

•	Belgium
•	Expect positive market share and CSS evolution in H2 in Belgium, with gradual improvement in profitability

•	SEE
•	Greece and Romania continue expansion, sales improvement in Serbia coupled with good profitability level

•	Healthy Free Cash Flow generation (1)
•	Cash capex of approximately €700 million

(1)	At identical exchange rates (€1 = $1.3285) 15

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ETABLISSEMENTS DELHAIZE FRÈRES ET CIE “LE LION” (GROUPE DELHAIZE)

Date: April 30, 2015	By:	/s/ G. Linn Evans
G. Linn Evans
Senior Vice President